PAESANO | AKKASHIAN

ATTORNEYS & COUNSELORS

132 North Old Woodward Avenue
Birmingham, Michigan 48009
P 248.792.6886
F 248.792.6885
www.paesanoakkashian.com

Anthony R. Paesano
Brian M. Akkashian
Richard M. Apkarian, Jr.

Daniel S. Hoops
Of Counsel
Also Licensed in Florida

April 11, 2013

U.S. Securities and Exchange Commission
c/o William H. Thompson
100 F. St. NE
Washington, D.C. 20549

Re: Cotton Bay Holdings, Inc.
Form 8-K/A
Filed April 1, 2013
File No. 0-51413

Dear Mr. Thompson:

I am the attorney for Cotton Bay Holdings, Inc. ("Cotton Bay") I am in receipt of your April 2, 2013 correspondence setting forth comment to my client's April 1, 2013 Form 8-K. I am requesting a ten-day extension to respond in light of my vacation from last week, and vacations of the officers of Cotton Bay. Furthermore, in order to avoid any misrepresentations in an amended filing, I need additional time to coordinate a response with Lake & Associates, the company's former auditor. Unless otherwise advised to the contrary, the company shall file its response and/or amended Form 8-K by or before April 21, 2013. I have instructed my office to file this correspondence on EDGAR.

Please contact me if my request for an extension of time is not acceptable. Thank you for your cooperation.

Very truly yours,

PAESANO AKKASHIAN, PC

Anthony R. Paesano

cc: Client